Filed by Frontier Group Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Airlines, Inc.

SEC File No.: 001-35186

Date: February 7, 2022

The following list of frequently asked questions sent to employees of Frontier Group Holdings, Inc. (“Frontier”) is being filed in connection with the proposed business combination of Spirit Airlines, Inc. (“Spirit”) and Frontier:

1.	What was announced?

•	Frontier and Spirit Airlines announced their intention to combine to create America’s most competitive ultra-low fare airline.

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With this combination, we expect to change the industry for the benefit of consumers, bringing more ultra-low fares to more travelers in more destinations across the United States, Latin America and the Caribbean, including major cities as well as underserved communities.

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The combined airline will offer more than 1,000 daily flights to over 145 destinations in 19 countries, across complementary networks, with plans to expand with more than 350 aircraft on order to deliver more ultra-low fares.

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We look forward to partnering with the Spirit team to deliver value as one organization for our stakeholders, including our dedicated team members, consumers, partners, the communities we serve and our shareholders.

2.	Why do this?

•	Frontier and Spirit will be America’s Greenest Airline, providing nationwide access to sustainable and affordable air travel.

•	Together, we will continue to provide more low fares to more people in more markets across our broader combined network, enabling us to deepen our commitment to underserved communities.

•	As part of a growing competitor in the United States, we expect team members of the combined company will have better career opportunities and more stability.

3.	What will the new company’s name be? Where will the headquarters be? Who will run the combined company?

•	While there is a lot to be excited about, please keep in mind that today’s announcement is just the first step toward bringing our companies together.

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In the coming months, we will work closely with Spirit to determine how to integrate our businesses. The combined company’s management team, branding and headquarters will be determined by a committee led by the Chairman of Frontier prior to close.

•	We will keep you informed as we work through the integration planning.

•	For now, we will continue to operate as two separate airlines and continue to deliver for our consumers and the communities we serve.

4.	What does this combination mean for team members?

•	We are particularly excited about what this combination means for Team Frontier.

•	We expect team members of the combined company will have better career opportunities and more stability as part of a growing competitor in the United States.

•	In fact, we expect to add 10,000 direct jobs and thousands of additional jobs at the companies’ business partners by 2026.

•	Given the growth of the combined company, it is expected that all current team members will have an opportunity to be a part of the combined airline.

5.	Will there be any job losses or involuntary furloughs for team members as a result of this combination?

•	No, we do not anticipate any furloughs as a result of this announcement.

•	In fact, we expect to add 10,000 direct jobs and thousands of additional jobs at the companies’ business partners by 2026.

6.	What is Frontier and Spirit’s strategy for labor integration?

•	Today’s announcement is just the first step toward bringing our companies together.

•	In the coming months, we will work closely with Spirit and our respective union partners to determine how to integrate our teams who operate under a CBA.

•	The two companies share many of the same unions and we look forward to working with union leadership on this integration.

7.	Will there be any changes to benefits and compensation?

•	Until the combination is complete it is business as usual, and our current compensation and benefits programs remain in effect.

•	We will be sure to keep you informed if there are any updates.

8.	What are the next steps? What should I expect between now and closing?

•	The transaction is expected to close in the second half of 2022.

•	There are a number of approvals, including regulatory and shareholder approvals, that are required and customary conditions that we have to complete over the coming months.

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During this time, we will work closely with Spirit to determine how to integrate our complementary strengths. There are a lot of decisions that will need to be made and we will keep you informed as we work through the integration planning.

•	Until the combination is complete, Frontier and Spirit will continue to operate as separate, independent companies and it remains business as usual.

9.	What do I tell our consumers if they ask about today’s announcement?

•	Please emphasize that while we are excited about this combination, the announcement is only the first step toward bringing our companies together.

•	It remains business as usual at Frontier and until the transaction closes, Frontier and Spirit will continue to operate separately.

•	Consumers can continue to book, track and manage flights through our usual channels and flight reservations will be unaffected.

•	We remain as committed as ever to providing our consumers with the ultra-low fares and high levels of service they have come to expect.

10.	What should I say if I’m contacted by media, financial community or other third parties about the transaction?

•	Should you receive any inquiries from the media or other third parties, please direct them to Jennifer De La Cruz. You can also provide them with the media@flyfrontier.com email address.

•	Any questions from analysts, investors or the financial community should be sent to David Erdman at [ ] or ir@flyfrontier.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com.

Participants in the Solicitation

Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s final prospectus filed with the SEC pursuant to Rule 424(b), which was filed with the SEC on April 2, 2021, and in Frontier’s Current Report on Form 8-K, dated July 16, 2021, as amended. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 31, 2021.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

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